Exhibit 99.1

Contacts: In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS SECOND QUARTER 2021 RESULTS

•	Revenue Increases 28.6% in 2Q21 Compared to 2Q20 to US$250.2 Million

•	28.2% Gross Margin Increases 750 Basis Points from 2Q20

•	Net Earnings Increase 33.3% Compared to NT$1.32 of 1Q21, with 2Q21 Reaching NT$1.76 per Basic Common Share or US$1.26 per Basic ADS

•	78.0% Increase in Net Earnings for the first half of 2021 to NT$3.08 from NT$1.73 in the first half of 2020, with per Basic ADS to US$2.21 compared to US$1.24

•	Free Cash Flow of US$63.3 Million in the first half of 2021, with Further Expansion of Cash and Cash Equivalents Balance to US$193.5 Million

•	Cash Dividend of NT$2.20 Per Common Share or Approximately US$1.58 Per ADS Approved by Shareholders

Hsinchu, Taiwan – August 10, 2021 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported consolidated financial results for the second quarter ended June 30, 2021. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$27.91 against US$1.00 as of June 30, 2021.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRS”).

Revenue for the second quarter of 2021 was NT$6,982.3 million or US$250.2 million, an increase of 8.0% from NT$6,465.3 million or US$231.6 million in the first quarter of 2021 and an increase of 28.6% from NT$5,428.1 million or US$194.5 million for the same period in 2020, primarily due to strength across key markets and a higher ASP.

Net non-operating expenses in second quarter of 2021 was NT$18.9 million or US$0.7 million, compared to net non-operating income NT$25.3 million or US$0.9 million in the first quarter of 2021. The difference is primarily due to the increased foreign exchange loss of NT$55 million or US$2.0 million, and increased loss on valuation of financial assets at fair value through profit or loss of NT$13 million or US$0.5 million and partially offset by the increase of the share of gain of associates accounted for using equity method of NT$23 million or US$0.8 million. Net non-operating expenses in second quarter of 2020 were NT$132.8 million or US$4.8 million.

Net profit attributable to equity holders of the Company for the second quarter of 2021 was NT$1,283.6 million or US$46.0 million, and NT$1.76 or US$0.06 per basic common share, as compared to NT$959.1 million or US$34.4 million, and NT$1.32 or US$0.05 per basic common share in the first quarter of 2021. This compares to NT$544.9 million or US$19.5 million, and NT$0.75 or US$0.03 per basic common share in the second quarter of 2020. Net earnings for the second quarter of 2021 were US$1.26 per basic ADS, compared to US$0.95 per basic ADS for the first quarter of 2021 and US$0.54 per basic ADS in the second quarter of 2020.

Free cash flow for the first half of 2021 was NT$1,767.7 million or US$63.3 million, with a balance of cash and cash equivalents was NT$5,399.3 million or US$193.5 million.

Second Quarter 2021 Investor Conference Call / Webcast Details

Date: Tuesday, August 10, 2021

Time: 3:00PM Taiwan (3:00AM New York)

Dial-In: +886-2-21928016

Password: 313372 #

Webcast of Live Call and Replay: https://www.chipmos.com/chinese/ir/info2.aspx

Replay Starting 2 Hours After Live Call Ends

Language: Mandarin

Note:

The Company will provide an English translation audio and transcript of the conference call on its website following the Mandarin conference call to help ensure transparency, and to facilitate a better understanding of the Company’s financial results and operating environment.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (https://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors, including the ongoing impact of COVID-19. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.